AmeriChip International Inc.
9282 General Drive
Ste 100
Plymouth MI 48170

March 13, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	AmeriChip International Inc. Item 4.02 Form 8-K Filed March 7, 2007 File No. 000-33217

Ladies and Gentlemen:

AmeriChip International Inc. (the "Company"), hereby files this correspondence and responds to your comments.

Form 8-K dated February 28, 2007

Facing Sheet

1)
Please note that the date on the facing sheet of Form 8-K should be the date of the earliest event reported. Please revise the date of the report to be consistent with the date you concluded the financial statements should no longer be relied upon. (February 22, 2007)

We have noted this comment and revised the Form 8-K filing to reflect the appropriate date.

Item 4.02 Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

2)
We reference the disclosure that you amended and re-filed annual reports on Form 10K-SB for the years ended November 30, 2004 and 2005 on February 28, 2007. We do not see that these amended financial statements have been filed. We see that a NT 10-K was filed on February 28, 2007 and that your Form 10K-SB for the year ended November 2006 was filed on March 7, 2007 yet the financial statements make no reference to a restatement. Please tell us how and when you will file the restated financial statements.

We have noted this comment and had inadvertently filed our Form 8-K prior to filing the restated Form 10-KSB. We are filing our amended and re-filed annual reports on Form 10K-SB for the years ended November 30, 2004 and 2005 and our revised Form 8-K at this time.

3)
Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the period ended November 30, 2005. Additionally tell us what effect the error had on your evaluation of disclosure controls and procedures as of your fiscal year ended November 30, 2006.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure and Controls and Procedures. As a consequence of discovering the requirement to adjust our financial statements as a result of an accounting treatment, we conducted an additional evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.  Our Board of Directors determined that it was necessary to amend our Annual Report on Form 10-KSB for the fiscal year ended November 30, 2005 to correct an accounting treatment and that this was discovered as a consequence of our internal controls and procedures.

Changes in Internal Controls Over Financial Reporting. Other than as set forth above, there have not been any changes in the our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter of the fiscal year to which this Annual Report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Mark Walther
Mark Walther
Chief Executive Officer